March 24, 2025

Thomas Szlosek
Executive Vice President and Chief Financial Officer
AutoNation, Inc.
200 SW 1st Ave
Fort Lauderdale, FL 33301

       Re: AutoNation, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No 001-13107
Dear Thomas Szlosek:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Used Vehicle
2024 compared to 2023, page 37

1. We note from 2022 to 2024 (1) revenue mix percentages for new vehicle revenues increased from 43.6% to 48.8% and for used vehicle revenues decreased
       from 35.8% to 28.8%, (2) retail new vehicle unit sales increased from 229,971 to
       254,715 and retail used vehicle unit sales decreased from 299,809 to 265,908, (3)
       revenue per used vehicle retailed decreased from $30,089 to $26,614, (4) gross profit per new vehicle retailed decreased from $5,942 to $3,045 and (5) new vehicle gross profit percentage decreased from 11.6% to 5.9%. Please discuss the reason for these apparent trends and your expectations of these trends continuing to impact financial results in future periods. Refer to Item 303(b)(2)(ii) of Regulation
S-K.
 March 24, 2025
Page 2
Segment Results , page 41

2. You cite multiple factors for the changes in new and used vehicle revenues for variances in segment revenues and segment income for each of the Domestic, Import, and Premium Luxury segments but don't quantify them in either percentage or absolute dollars. To the extent material, please quantify factors to which changes are attributed for changes in new and used vehicle revenues. With regard to revenue discussions for each segment, quantify the extent to which changes are attributable to changes in prices or to changes in the volume of new and used vehicles being sold, changes in sales mix, the impact of divestitures in the third quarter of 2024 on the
       Domestic segment, and other economic factors that impacted your segment results.
       Other factors on a segment basis for which quantification appears to be needed include gross profit per vehicle retailed (PVR), manufacturer incentives, new and used vehicle gross profit, moderation of margins, and floorplan interest. Refer to Item
       303(b) and (b)(2) of Regulation S-K and sections III.B.2 through B.4 of SEC Release
       33-8350.
Liquidity and Capital Resources
Cash Flows
Cash Flows from Operating Actitivities, page 52

3. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. It also appears an increase in 2024 in interest payments of $82 million and a decrease in 2024 in income tax payments of $152 million also materially impacted operating cash flows, but there is no mention of them. Refer to Item 303(a) of Regulation S-K and section IV.B and B.1 of SEC
       Release No. 33- 8350.
Notes to Consolidated Financial Statements
Note 22. Segment Information, page 105

4. Please disclose how the chief operating decision maker uses each of your reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-
       47.bb for guidance.
 March 24, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services